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                               March 1, 2024

       Kleanthis Costa Spathias
       Director, Sphinx Investment Corp.
       GK Investor LLC
       c/o Levante Services Limited
       Leoforos Evagorou 31, 2nd Floor, Office 21
       1066 Nicosia, Cyprus

                                                        Re: GK Investor LLC
                                                            Genco Shipping &
Trading Limited
                                                            DFAN14A Filed
January 10, 2024
                                                            Filed By GK
Investor LLC et al.
                                                            File No. 001-33393

       Dear Kleanthis Costa Spathias:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DFAN14A Filed January 10, 2024

       Certain Information Concerning the Participants

   1. In written soliciting materials used before a proxy statement is furnished, Rule 14a-
                                                        12(a)(1)(i) requires
the soliciting party to include a description of each participant   s direct
                                                        and indirect interests
in the solicitation, or a legend advising where that information can be found. Such
interests are not limited to the participant   s share ownership in the
                                                        registrant. See the
last sentence of CDI 132.03 under Proxy Rules and Schedules 14A/14C
                                                        Compliance and
Disclosure Interpretations (November 17, 2023). Consider whether Mr.
                                                        Economou   s ownership
interest in a rival shipping company, DryShips Inc., and Sphinx
                                                        Investment Corp.'s
pending offer to acquire all issued and outstanding common shares of another shipping
company, Performance Shipping Inc., constitute interests in this solicitation. Please
disclose in future filings, or advise.
 Kleanthis Costa Spathias
GK Investor LLC
March 1, 2024
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Shane Callaghan at 202-551-6977 or Christina Chalk at
202-551-3263.



FirstName LastNameKleanthis Costa Spathias                  Sincerely,
Comapany NameGK Investor LLC
                                                            Division of
Corporation Finance
March 1, 2024 Page 2                                        Office of Mergers &
Acquisitions
FirstName LastName